TARCYN CORPORATION
                        2851 S. Parker Road, Suite 720
                           Aurora, Colorado 80014
                        COMMISSION FILE NUMBER 0-22607

                             DISCLOSURE STATEMENT

                                  PURSUANT TO
                             SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER


                                 Introduction

     This Statement is being mailed on or about May 22, 1998 to holders of record on May 8, 1998 of the shares of Common Stock, no par value per share (the "Common Stock") of Tarcyn Corporation, a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about June 1, 1998.

                Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Access Communications Corp., a Florida corporation ("ACC"), the Company has agreed to acquire all of ACC's issued and outstanding shares of common stock (collectively, the "ACC Stock") in exchange for an aggregate of 4,500,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. Accordingly, if all of the issued and outstanding shares of ACC Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 90% of the Company's 5,000,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by ACC's management (see "Directors and Executive Officers and Related Transactions"). The Company will also change its fiscal year end from September 30 to December 31, in order to coincide the Company's fiscal year end with that of ACC.

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about June 1, 1998, with the closing to occur shortly thereafter.

                       Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                Information Relating to the Company's Securities

     As of the date of this report, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                            Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership

     Andrew I. Telsey                  325,000                   65%

     Darlene D. Kell                    25,000                    5%

      All Officers and                  350,000                   70%
       Directors as a
       Group (2 persons)
________________________

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
   Douglas R. Baetz          President, Director         2,250,000          45%
   3020 North West 33rd Ave.
   Ft. Lauderdale, FL 33311

   Glenn M. Gallant          Secretary, Director         2,250,000          45%
   3020 North West 33rd Ave.
   Ft. Lauderdale, FL 33311

   All Proposed Directors                                4,500,000          90%
   and Officers as a
   Group (2 persons)
__________________


                              Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

              Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

        Name                   Age                       Position

  Douglas R. Baetz              47                    President, Director

  Glenn M. Gallant              43                    Secretary, Director

Resumes:

     Douglas R. Baetz has served as President and a Director of ACC since its inception in August 1997. Mr. Baetz is a financier with years of experience in development and management in a wide range of industries. Together with Glenn Gallant, Mr. Baetz owns and supervises the management of Columbia Capital Corp., a public venture capital firm, New SeaEscape Cruises, Inc., a cruise line operating from south Florida and Network Holdings International, Inc., a publicly traded sales organization that markets various travel products. In addition, Mr. Baetz owns and supervises the operations for Berwyn, a credit card service company, and Century, a credit card issuing company. There have been and will continue to be significant business transactions between the Company and affiliates of Mr. Baetz.

     Glenn M. Gallant has served as the Secretary and a director of ACC since its inception in August 1997. Mr. Gallant is a financier with years of experience in development and management in a wide range of industries. Together with Douglas R. Baetz, Mr. Gallant owns and supervises the management of Columbia Capital Corp., a public venture capital firm, New SeaEscape Cruises, Inc., a cruise line operating from south Florida and Network Holdings International, Inc., a publicly traded sales organization that markets various travel products. In addition, Mr. Gallant owns and supervises the operations for Berwyn, a credit card service company, and Century, a credit card issuing company. There have been and will continue to be significant business transactions between the Company and affiliates of Mr. Gallant.

Compensation

     Neither of the officers and directors of ACC have drawn any salaries or other compensation since inception of ACC in August 1997. It is not anticipated that either of the officers and directors will draw salaries during the initial fiscal year of the Company following closing of the transaction proposed herein.

     However, ACC may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this information statement, no such plans have been adopted by the Company or ACC.

Related Party Transactions

     The present officers and directors of ACC own controlling interests in numerous companies which engage in business with ACC. However, all of the terms provided to these companies by ACC are equal to or greater than terms offered by ACC to those nonaffiliated entities with whom it does business.

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
Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has two Directors. During the fiscal year ended December 31, 1997, the Directors held one meeting of the Board of Directors.

                 Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended September 30, 1997. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1997 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

Dated:  May 22, 1998.

                                TARCYN CORPORATION

                                s/Andrew I. Telsey

                                Andrew I. Telsey, President